FILED PURSUANT TO RULE 424(b)(3)
FILE NO. 333-145949

AMERICAN REALTY CAPITAL TRUST, INC.
SUPPLEMENT NO. 11 DATED SEPTEMBER 9, 2010
TO THE PROSPECTUS DATED NOVEMBER 10, 2009

This prospectus supplement (this “Supplement No. 11”) is part of the prospectus of American Realty Capital Trust, Inc. (“we,” the “REIT,” or “Company”), dated November 10, 2009 (the “Prospectus”), Supplement No. 10, dated August 18, 2010 (“Supplement No. 10”) and Supplement No. 9, dated July 22, 2010 (“Supplement No. 9”) and should be read in conjunction with the Prospectus and Supplement Nos. 9 and 10.  This Supplement No. 11 supplements, modifies or supersedes certain information contained in our Prospectus and Supplements Nos. 9 and 10. This Supplement No. 11 will be delivered with the Prospectus and Supplements Nos. 9 and 10.

The purpose of this Supplement No. 11 is to update our previous disclosure regarding the status of our offering as well as to disclose recently completed acquisitions of real estate investments.

Status of the Offering

We commenced our initial public offering of 150,000,000 shares of common stock on January 25, 2008.  As of September 3, 2010, we had issued 38,883,289 shares of common stock, including 339,077 shares issued in connection with an acquisition in March 2008.  Total gross proceeds from these issuances were $384.9 million.  As of September 3, 2010, the aggregate value of all share issuances and subscriptions outstanding was $388.5 million based on a per share value of $10.00 (or $9.50 per share for shares issued under the DRIP).

On August 5, 2010, we filed a registration statement on Form S-11 with the U.S. Securities Exchange Commission, or the SEC, to register $325 million of common stock for the follow on offering to our initial public offering. Our initial public offering was originally set to expire on January 25, 2011.  However, as permitted by Rule 415 of the Securities Act of 1933, as amended, or the Securities Act, we will now continue our initial public offering until the earlier of July 24, 2011, or the date that the SEC declares the registration statement for the follow on offering effective.

Shares Currently Available for Sale

As of September 3, 2010, there were 111,116,711 shares of our common stock available for sale, excluding shares available under the DRIP.

 Real Property Investments

The following disclosure is to be added to the section of the Prospectus entitled “Real Property Investments” on pages 87-104.

Chase Bank Portfolio

On August 27, 2010, we acquired two build-to-suit, free standing, fee simple bank branches for Chase Manhattan Bank (“Chase”) located in Carpentersville, Illinois and Northlake, Illinois for a purchase price of approximately $6.5 million.  The properties contain 8,030 square feet of gross leasable area.

The original lease terms at commencement were 30 years with an average of 26.7 years currently remaining.  The leases contain annual rent escalations of 2.0%.  The leases are triple net whereby Chase is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent.  The average annual base rent for the initial term is approximately $616,000.

We funded the acquisition of the properties with proceeds from the sale of our common stock.  We may finance the acquisition post closing, however, there is no guarantee that we will be able to obtain financing on terms that we believe are favorable or at all.

JPMorgan Chase & Co. (NYSE: JPM) (“JPMorgan Chase”) is a leading global financial services firm with operations in more than 60 countries, assets of $2 trillion and over 200,000 employees.   Chase is one of several subsidiaries of the firm.  JPMorgan Chase & Co. is a leader in investment banking, financial services for consumer, small business and commercial banking, financial transaction processing, asset management and private equity.  The firm, in its current structure, is the result of the combination of several large U.S. banking companies over the last decade including Chase Manhattan Bank, J.P. Morgan & Co., Bank One, Bear Stearns and Washington Mutual.  The firm serves millions of consumers in the United States and many of the world’s most prominent corporate, institutional and governmental clients.

Tractor Supply Portfolio

On August 27, 2010, we acquired a build-to-suit, free standing fee simple retail property for Tractor Supply Company (“Tractor Supply”) located in Lewisburg, West Virginia for a purchase price of approximately $2.8 million.  The property contains 19,097 square feet of gross leasable area.  As a result of this acquisition, our Tractor Supply Portfolio consists of four retail properties.  We purchased a retail property for Tractor Supply in Dubois, Pennsylvania on July 1, 2010.  We also purchased two retail properties for Tractor Supply in Mansfield, Pennsylvania and Elizabethville, Pennsylvania on August 12, 2010.

The property has a primary lease term of 15 years, having commenced in the month of the closing.  The lease contains rental escalations of 10% every five years during the primary term and also contains four renewal options of five years each.  The lease is triple net whereby Tractor Supply is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent.  The average annual base rent for the initial term of the lease is approximately $ 248,000.

We funded the acquisition of the property with proceeds from the sale of our common stock.  We may finance the acquisition post closing, however, there is no guarantee that we will be able to obtain financing on terms that we believe are favorable or at all.

Tractor Supply Company (NASDAQ: “TSCO”) operates retail farm and ranch stores in the U.S.  The company’s stores offer a selection of merchandise, including, among other items, equine, pet, and animal products, lawn and garden power equipment, truck, towing and tool products and maintenance products for agricultural and rural use.  The company operates its retail stores under the Tractor Supply Company and Del’s Farm Supply names.  It also operates a Website under the name TractorSupply.com.  The company provides its products to recreational farmers and ranchers, as well as to the tradesmen and small businesses.

International House of Pancakes Portfolio

On September 2, 2010, we acquired 14 build-to-suit, free standing  restaurants for International House of Pancakes (“IHOP”) for a purchase price of approximately $22.7 million.  The tenant of the restaurants is IHOP Properties, Inc. and the leases are guaranteed by IHOP Corp. (now known as DineEquity, Inc.).  Set forth below are the locations and forms of ownership for the properties.

Location	Ownership
Rochester, New York	Leasehold
Roanoke, Virginia	Leasehold
Charlottesville, Virginia	Leasehold
Shawnee, Kansas	Leasehold
Alexandria, Louisiana	Leasehold
Albuquerque, New Mexico	Leasehold
Springfield, Montana	Leasehold
Baton Rouge, Louisiana	Leasehold
La Verne, California	Leasehold
Memphis, Tennessee	Leasehold
El Paso, Texas	Leasehold
Memphis, Tennessee	Fee Simple
Centerville, Utah	Fee Simple
Topeka, Kansas	Fee Simple

On September 3, 2010, we acquired an additional four build-to-suit, free standing restaurants for IHOP for a purchase price of approximately $6.8 million.  On September 8, 2010, we acquired one build-to-suit, free standing restaurant for IHOP for a purchase price of approximately $1.3 million.   The tenant of these restaurants is IHOP Properties, Inc. and the leases are guaranteed by Dine Equity, Inc.  Set forth below are the locations and forms of ownership for the properties.

Location	Ownership
Beaverton, Oregon	Leasehold
Salem, Oregon	Leasehold
Parker, Colorado	Leasehold
Sugar Land, Texas	Fee Simple
El Paso, Texas	Leasehold

The 14 properties that we purchased on September 2, 2010 together with the four properties that we purchased on September 3, 2010 and the single property that we purchased on September 8,  2010 (the “IHOP Properties”) contain an aggregate of 76,380 square feet of gross leasable area.

The original lease terms at commencement for the IHOP Properties were approximately 17 to 25 years with an average of 14.4 years currently remaining.  The leases contain rental escalations of 10% every five years during the primary term and also contain between one and five renewal options per property for five years each.  The leases are triple net whereby IHOP is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent.  The average annual base rent for the initial term of the leases is approximately $ 2.8 million.

As a result of this acquisition of the IHOP Properties,  we have increased the size of our IHOP Portfolio to twenty-two restaurants.  We previously purchased IHOP restaurants located in Hilton Head, South Carolina and Buford, Georgia in May 2010 and in Cincinnati, Ohio in June 2010.

We acquired the IHOP Properties with proceeds from the sale of our common stock.  We may finance the acquisition post closing, however, there is no guarantee that we will be able to obtain financing on terms that we believe are favorable or at all.

Share Repurchase Program

The following disclosure will be added to the sections of our Prospectus captioned “Share Repurchase Program” on pages 11 – 12 and 153 – 154 of the Prospectus.

For the quarter ended June 30, 2010, we received requests to redeem 173,851.450 common shares pursuant to our Share Redemption Plan. We redeemed 61% (106,284.133 shares) of the redemption requests for the quarter ended June 30, 2010, at an average price per share of $9.6710.  The remaining 39% or 67,567.317 shares that were not redeemed relate to a redemption request that was made but later withdrawn by a stockholder and redemption requests that were made by stockholders which were ineligible.  We funded share redemptions for the period noted above from the cumulative proceeds of the sale of our common shares pursuant to our Dividend Reinvestment Plan.